John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com

October 26, 2012

VIA EDGAR

Sonny Oh, Esq.

Staff Attorney

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 8629

Washington, D.C. 20549-8629

Re:	Manulife Financial Corporation/John Hancock Life Insurance Company (U.S.A.)

Initial Joint Registration Statement filed on Form F-3

(File Nos. 333-183233/333-183233-01)

Dear Mr. Oh:

On behalf of Manulife Financial Corporation (“MFC”) and John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”) (collectively, the “Registrants”), we respectfully submit this correspondence via EDGAR to supplement our response, filed via EDGAR on October 25, 2012, to your comment letter dated October 5, 2012 (the “Comment Letter”). The Comment Letter relates to our August 10, 2012 filing (the “August 10th Filing”) of an initial Joint Registration Statement on Form F-3 under the Securities Act of 1933, as amended (the “Act”) (Accession Number 0001193125-12-349829) (the “Registration Statement”), for the above-referenced registrations of deferred combination fixed and variable annuity contracts to be issued by the Registrants (the “Contract”).

Attached please find a marked copy of the Contract prospectus that was included in the August 10th Filing (the “Prospectus”). Following resolution of all comments, we intend to file a revised Prospectus (the “Revised Prospectus”) that will incorporate these changes and edits of an updating nature, as part of a pre-effective amendment to the August 10th Filing (the “Pre-Effective Amendment”). Our cover letter for the Pre-Effective Amendment will request an acceleration of the effective date to January 4, 2013.

Sonny Oh, Esq.

October 26, 2012

Please do not hesitate to contact me on any matters in connection with this registration at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.

Sincerely,

/s/ Thomas J. Loftus

Thomas J. Loftus

Senior Counsel — Annuities

Attachment: 2012-10-25 Courtesy Copy Revised Prospectus.doc